In connection with the Form SBSE-A for HSBC Bank USA, NA ("HBUS"), please see supplemental information below.

Item 13A: There was no field to provide the respective brief description for this item in Edgar. For the brief description of the nature of the arrangement with respect to books or records, please see the following:

1) <u>Bloomberg Finance L.P</u>. - Bloomberg provides archiving services for records that have been sent to or received from HSBC via the Bloomberg Terminal.
2) <u>Global Relay Communications Inc</u>. - Global Relay Archive provides electronic message archiving for Bloomberg Bmail, Instant Bloomberg, ICE Chat, Symphony and Thomson Reuters Messaging records.

Item 14:

There was no field to provide the respective brief description for this item in Edgar. For the brief description of the nature of the control or agreement, please see the following:

- HSBC USA Inc. is the parent/holding company of HBUS.
- HSBC North America Holdings Inc. is the holding/parent company of HSBC USA Inc.
- HSBC Overseas Holding UK Limited is the holding/parent company of HSBC North America Holdings Inc.
- HSBC Holdings Plc is the holding/parent company of HSBC Overseas Holding UK Limited.

The entities above indirectly or directly control the management or policies of HBUS through its holding company structure. Each of these entities are 100% owned subsidiaries by the respective direct parent.

Item 15: HSBC USA Inc. at times will make capital contributions to its subsidiaries, including HBUS.